Exhibit 99.2

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes,

and

THE BANK OF NEW YORK MELLON,
as Trustee

THIRD SUPPLEMENTAL INDENTURE

Dated as of March 27, 2026

to

INDENTURE

Dated as of February 12, 2025

6.875% Fixed-to-Fixed Rate Subordinated Notes due 2056

i

ii

THIRD SUPPLEMENTAL INDENTURE dated as of March 27, 2026 (this “Supplemental Indenture”), between Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of February 12, 2025 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, Article Two and Section 801 of the Indenture provide, among other things, that, without the consent of any Holders, the Company and the Trustee may enter into a supplement to the Indenture for the purposes of establishing the form, terms and conditions applicable to the Securities of any Series which the Company wishes to issue under the Indenture;

WHEREAS, the Company desires to establish the form, terms and conditions of a Series of Securities and has requested the Trustee to enter into this Supplemental Indenture for such purpose;

WHEREAS, the Trustee has received an Officer’s Certificate and an Opinion of Counsel of the Company, in each case complying with Section 103 and Section 803 of the Indenture; and

WHEREAS, the Board of Directors has duly authorized the establishment of the 6.875% Fixed-to-Fixed Rate Subordinated Notes due 2056 of the Company (the “Notes”) with the form, terms and conditions as hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

“Additional Notes” means additional Notes created and issued by the Company after the Issue Date in accordance with this Supplemental Indenture having the same terms and conditions under this Supplemental Indenture as the Initial Notes (except for the issue date and, if applicable, the date from which interest accrues and the date of the first payment of interest thereon).

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Security, the rules and procedures of the

Depositary for such Global Security, Euroclear and/or Clearstream (each a “Clearing Agency”), in each case to the extent applicable to such transaction and as in effect from time to time.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar applicable Canadian federal or provincial law or similar applicable law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

“Bankruptcy Order” means any court order for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

“Calculation Agent” means any Person, which may be the Company or any of the Company’s Affiliates, appointed by the Company from time to time to act as calculation agent with respect to the Notes.

“Company” means the Person named as the “Company” in the first paragraph of this Supplemental Indenture, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

“Company’s Articles” means the Articles of the Company or, in the case of a Successor Company, the articles of such Successor Company or any equivalent constating documents applicable to such Successor Company in the applicable jurisdiction by which it is organized.

“Custodian” means any receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, sequestrator or similar official under any Bankruptcy Law or any other person with like powers.

“DBRS” means DBRS Limited or any successor to the rating agency business thereof.

“Definitive Note” means a certificated Initial Note or Additional Note registered in the name of the Holder thereof and issued in accordance with Article Three hereof substantially in the form set forth in Section 202, except that such Initial Note or Additional Note shall not bear the Global Notes Legend (as defined below) and shall not have the “Schedule of Exchanges of Interests in the Global Security” attached thereto.

“Designated Rating Agencies” means S&P, Moody’s and DBRS or any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (or any successor provision thereto), or any other designated rating organization (as defined in National Instrument 44-101 – Short Form Prospectus Distributions), as applicable, that then publishes a rating for the Company, and in each case, their respective successors, and each of such Designated Rating Agencies is referred to individually as a “Designated Rating Agency”.

“Final Interest Rate Reset Date” means July 31, 2051.

“5-Year Treasury Rate” means, as of any Interest Rate Calculation Date, the average of the yields on actively traded US Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five Business Days appearing under the caption “Treasury Constant Maturities” in the most recent H.15.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.

“Indenture” has the meaning set forth in the recitals of this Supplemental Indenture.

“Initial Interest Rate Reset Date” means July 31, 2031.

“Initial Notes” means the U.S.$750,000,000 aggregate principal amount of Notes issued on the Issue Date.

“Interest Rate Calculation Date” means, in respect of each Interest Rate Reset Period, the Business Day immediately prior to the beginning of such Interest Rate Reset Period.

“Interest Rate Reset Date” means the Initial Interest Rate Reset Date and each subsequent date prior to the Maturity Date that is the fifth anniversary of the immediately preceding date on which such rate is reset.

“Interest Rate Reset Period” means the period from and including the Initial Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date and thereafter each period from and including each Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date (or, in the case of the final Interest Rate Reset Period commencing on the Final Interest Rate Reset Date, the period from and including such Final Interest Rate Reset Date to, but not including, the Maturity Date).

“Issue Date” means March 27, 2026.

“Moody’s” means Moody’s Investors Service, Inc. or any successor ratings agency.

“Notes” has the meaning set forth in the recitals of this Supplemental Indenture. For the avoidance of doubt, “Notes” shall include the Additional Notes, if any.

“Rating Event” means any Designated Rating Agency amends, clarifies or changes the methodology or criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in: (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Designated Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Designated Rating Agency or its predecessor on the Issue Date; or (b) the lowering of the equity credit assigned to the Notes by that Designated Rating Agency compared to the equity credit assigned by that Designated Rating Agency or its predecessor on the Issue Date.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor rating agency.

“Senior Creditor” means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder and such other lenders providing advances to the Company pursuant to Senior Indebtedness.

“Senior Indebtedness” means all present and future indebtedness, liabilities and other obligations (other than Subordinated Indebtedness) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures or notes or obligations of the Company for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness, liabilities or other obligations.

“Subordinated Indebtedness” means the Notes or any other obligations that are, pursuant to the terms of the instrument or agreement creating or evidencing those obligations, expressly designated as being (i) subordinate in right of payment to Senior Indebtedness or (ii) pari passu with, or subordinate to, the Notes in right of payment.

“Tax Event” means the Company has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to the Company) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in, the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “Administrative Action”), or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the Issue Date, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that (a) the Company is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment or deductibility by the Company of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority or (b) the Company is, or may be, obligated to pay, on the next succeeding date on which payment is due, Additional Amounts with respect to the Notes.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Supplemental Indenture, until a successor shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

SECTION 102. OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION

Agent Member	311
Deferred Interest	303
Deferral Period	303
Deferral Right	303
Dividend Restricted Shares	501
DTC	201
Global Notes Legend	202
Maturity Date	301
Parity Notes	501
Permitted Purchase	501
Record Date	301

SECTION 103. EFFECT OF SUPPLEMENTAL INDENTURE.

Upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes; provided, however, that except as otherwise provided herein, the provisions of this Supplemental Indenture shall be applicable, and the Indenture is hereby supplemented and amended as specified herein, solely with respect to the Notes and not with respect to any other Securities issued under the Indenture prior to, on or after the Issue Date. In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 104. INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 105. INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

SECTION 106. COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 107. EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof. Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 108. SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture by the Company shall bind its respective successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 109. SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110. BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or in respect of the Notes.

SECTION 111. GOVERNING LAW.

This Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. This Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 112. NOTICES, ETC., TO TRUSTEE AND COMPANY.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Supplemental Indenture or the Indenture to be made upon, given, delivered or furnished to, or filed with: (a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished, delivered or filed in writing to or with Trustee at its Corporate Trust Office, Attention: Corporate Trust, Email: Lisa.Sollitto@bny.com; and (b) the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to the Company to 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9, Attention: [REDACTED] or by email to [REDACTED], with a copy to [REDACTED], or, in either case, at any other address previously furnished in writing to the Trustee by the Company.

Any such request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document shall be deemed to have been received on the day made, given, furnished or delivered except when sent by electronic transmission (including email), in which case it will be deemed to have been received on the day it was sent, if such electronic transmission was sent on a Business Day during normal business hours of the recipient, or on the next succeeding Business Day, if not sent on a Business Day or during such business hours.  Each of the Trustee and the Company may from time to time notify the other party of a change in address or electronic transmission address by notice as provided in this Section 112.

SECTION 113. TRUSTEE DISCLAIMER.

The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture and the Notes other than the Trustee’s certificate of authentication.  The recitals and statements herein and in the Notes are deemed to be those of the Company and not the Trustee and the Trustee assumes no responsibility for the same.

ARTICLE TWO
FORM OF THE NOTES

SECTION 201. FORMS GENERALLY.

(a) The Notes and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture, or as may reasonably be required by the Depositary, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by any Authorized Signatory executing such Notes, as evidenced by such Authorized Signatory’s execution of the Notes (but which shall not affect the rights or duties of the Trustee). Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The Definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of the Depositary or any securities exchange on which the Notes may be listed, all as determined by any Authorized Signatory executing such Notes, as evidenced by such Authorized Signatory’s execution of such Notes.

(b) The Notes shall be in registered form and shall initially be registered in the name of the Depositary or its nominee.  The Notes shall be issued initially as Book-Entry Securities represented by one or more Global Securities substantially in the form set forth in this Article deposited with the Trustee as custodian for the Depositary, and duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The Depositary for such Global Securities shall be the Depository Trust Company, a New York corporation (“DTC”).  The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

The Notes shall be signed on behalf of the Company by one or more Authorized Officers of the Company or one or more directors of the Company (each, an

“Authorized Signatory”). The signature of any such Authorized Officer or director on the Notes may be a manual or electronic signature. The Notes may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 202. FORM OF FACE OF NOTE.

The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form provided for in this Section 202 and Sections 203 and 204:

[Insert only for Global Securities (the “Global Notes Legend”): UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (HEREINAFTER REFERRED TO) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CEDE & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO). THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (A) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (B) THIS NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE BASE INDENTURE, (C) THIS NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE BASE INDENTURE AND (D) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE BASE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY

NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

ROGERS COMMUNICATIONS INC.

6.875% FIXED-TO-FIXED RATE SUBORDINATED NOTES DUE 2056

No.	CUSIP: 775109 DL2
ISIN: US775109DL25

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or registered assigns, the principal sum of ____________ U.S. dollars [Note: Insert if a Global Security: (as revised by the Schedule of Increases and Decreases in Global Security attached hereto)] on July 31, 2056, at the office or agency of the Company referred to below, and, subject to the Company’s right to defer interest payments (the “Deferral Right”) set out in Section 303 of the Supplemental Indenture (as defined below), to pay accrued interest on such principal amount in arrears, in equal semi-annual payments on January 31 and July 31 (each herein called an “Interest Payment Date”) (or, if such day is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, and no further interest will accrue in respect of such postponement) of each year, beginning on July 31, 2026, at the applicable rate specified below, which interest shall accrue from and including March 27, 2026 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for.

Interest will accrue on the aggregate unpaid principal amount of this Note from, and including, March 27, 2026 to, but excluding, July 31, 2031 (the “Initial Interest Rate Reset Date”) at a rate of 6.875% per annum. During each Interest Rate Reset Period (as defined in the Supplemental Indenture), the Notes will accrue interest at a rate per annum equal to the 5-Year Treasury Rate (as defined in the Supplemental Indenture) as of the most recent Interest Rate Calculation Date (as defined in the Supplemental Indenture) plus 2.840%; provided, that the interest rate during any Interest Rate Reset Period for the Notes will not reset below 6.875%. The 5-Year Treasury Rate for computing interest on the outstanding Notes from and after the Initial Interest Rate Reset Date will initially be based on such rate as of the first Business Day prior to the Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first Business Day prior to each such fifth anniversary (each of the Initial Interest Rate Reset Date and each date thereafter that such rate is so reset, an “Interest Rate Reset Date”; and the Business Day prior to each Interest Rate Reset Date, an “Interest Rate Calculation Date”).

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture (as defined below), be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the January 15 or July 15, as applicable (whether or not a Business Day), immediately preceding the related Interest Payment Date (such date, the “Record Date”) for such interest.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the City of New York (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in U.S. dollars. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Note to the Paying Agent.

For any period, interest on this Note shall be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose, unless and until the Trustee’s certificate of authentication below has been duly executed by or on behalf of the Trustee by the manual or electronic signature of a designated signing officer of the Trustee.  This Note and the Indenture are governed by, and are to be construed in accordance with, the laws of the State of New York applicable therein.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

ROGERS COMMUNICATIONS INC.
By

Name:
Title:

SECTION 203. FORM OF REVERSE OF NOTE.

This Note is one of a duly authorized issue of securities of the Company designated as its 6.875% Fixed-to-Fixed Rate Subordinated Notes due 2056 (herein called the “Notes”), issued or issuable under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of February 12, 2025 between the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee”, which term includes any successor trustee thereunder), as supplemented and amended by the Third Supplemental Indenture dated as of March 27, 2026 between the Company and the Trustee (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.  In the event of a conflict between the terms of the Notes and the terms of the Indenture, the terms of the Indenture shall prevail. A Holder may obtain from the Trustee a copy of the Base Indenture and the Supplemental Indenture on written request and upon payment of a reasonable copying charge.

Payment of the principal of (and premium, if any) and interest on this Note will be made in United States dollars.

The Company will pay to the Holders such Additional Amounts as may become payable under Section 907 of the Base Indenture.

The indebtedness evidenced by this Note, and payment of principal and interest on the Notes, is subordinated to all Senior Indebtedness (as defined in the Supplemental Indenture) to the extent and in the manner provided in the Indenture.

The Notes are subject to redemption at the option of the Company as described in the Indenture.

On or before each Interest Payment Date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in U.S. dollars sufficient to pay the amount due on such payment date.

If an Event of Default shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for the defeasance and discharge of the Notes.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the

Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 or any integral multiples of U.S.$1,000 in excess thereof.  Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable on the Security Register, upon surrender of this Note for registration of transfer at the Corporate Trust Office of the Trustee or any other office or agency of the Company designated pursuant to the Indenture duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more replacement Notes of any authorized denomination or denominations, of a like aggregate principal amount and containing identical terms and provisions, will be issued to the designated transferee or transferees.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

The Bank of New York Mellon, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

Dated:	THE BANK OF NEW YORK MELLON, as Trustee

By:
Name:
Title:

SECTION 204. ASSIGNMENT FORM; CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR REGISTRATION OF TRANSFER RESTRICTED NOTES.

The following forms are to be attached to Notes that are Global Securities:

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint to transfer this Note on the books of the Company.  The agent may substitute another to act for him or her.

Date:____________________________________________

Your Signature:________________________________________________
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee1:

1   Participant in a recognized Signature Guarantee Medallion Program.

SECTION 205. SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY.

The following schedule is to be attached to Notes that are Global Securities:

6.875% FIXED-TO-FIXED RATE SUBORDINATED NOTES DUE 2056

Initial Principal Amount: U.S.$	CUSIP 775109 DL2 / ISIN US775109DL25

Authorization: ________________________

The following increases or decreases in this Note have been made:

Date	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease or increase	Signature of Trustee or Security Registrar

ARTICLE THREE
THE NOTES

SECTION 301. TITLE AND TERMS.

The Notes shall be known and designated as the “6.875% Fixed-to-Fixed Rate Subordinated Notes due 2056” of the Company.  The entire unpaid principal amount of each Note shall become due and payable to the Holder thereof on July 31, 2056 (the “Maturity Date”).  Interest will accrue on the aggregate unpaid principal amount of each Note from, and including, March 27, 2026 to, but excluding, the Initial Interest Rate Reset Date at a rate of interest equal to 6.875% per annum. During each Interest Rate Reset Period, the Notes will accrue interest at a rate of interest per annum equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date plus 2.840%; provided, that the interest rate during any Interest Rate Reset Period for the Notes will not reset below 6.875%. The 5-Year Treasury Rate for computing interest on the outstanding Notes from and after the Initial Interest Rate Reset Date will initially be based on such rate as of the first Business Day prior to the Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first Business Day prior to each such fifth anniversary (each of the Initial Interest Rate Reset Date and each date thereafter that such rate is so reset, an “Interest Rate Reset Date”; and the Business Day prior to each Interest Rate Reset Date, an “Interest Rate Calculation Date”).

Interest shall accrue on the aggregate unpaid principal amount of each Note at the aforementioned rate(s), as applicable, from March 27, 2026 or, if interest has been paid or duly provided for, the most recent Interest Payment Date to which interest has been paid or duly provided for.  The Company has the right to defer interest payments pursuant to Section 303.  Subject to the Deferral Right provided therein, accrued and unpaid interest on the Notes shall be payable semi-annually on January 31 and July 31 in each year (each an Interest Payment Date for purposes of this Supplemental Indenture) (or, if such day is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, and no further interest will accrue in respect of such postponement), in equal installments, until the principal thereof is paid or duly provided for.  Interest on the Notes shall be payable in arrears.  The Record Date for the interest payable on any Interest Payment Date shall be January 15 or July 15, as applicable, immediately preceding such Interest Payment Date (such date, the “Record Date”).  Except for the compounding of Deferred Interest provided for in Section 303, no interest shall accrue on any overdue installments of interest. No interest on the Notes will accrue or be payable after the Conversion Time. Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, the yearly rate of interest to which any rate of interest payable under the Notes, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Supplemental Indenture (of which U.S. $750,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 204, 205, 206, 207, 208, 806, 1008 or 1009 of the Indenture.  Additional Notes ranking pari passu with the Securities issued on the date hereof may be created and issued under the Indenture from time to time by the Company without notice to or consent of the Holders, subject to the Company complying with any applicable provision of the Indenture.  Any Additional Notes created and issued shall have the same terms and conditions as the Notes at the time outstanding, except for their date of issue, and, if applicable, the first Interest Payment Date; provided that, if any such Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP, ISIN or other identifying number. All Initial Notes and Additional Notes shall be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase.

The Notes shall be unsecured, subordinated obligations of the Company.  The payment of principal and interest on the Notes is subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness to the extent and in the manner provided in Article Seven.

The Notes shall be denominated in, and all principal of, and interest and premium (if any) on, the Notes shall be payable in U.S. dollars. Any payment of Additional Amounts hereunder shall also be payable in U.S. dollars.

The Notes may be redeemed at the option of the Company at the prices, at the times and on such other terms and conditions as are specified in the form of the Note in Article Two hereof.  The Company shall not be otherwise obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes.

The Notes shall be subject to the covenants (and the related definitions) set forth in Articles Seven and Nine of the Indenture and, except as otherwise provided herein, to any other covenant in the Indenture, and to the defeasance and discharge provisions set forth in Article Three of the Indenture.

SECTION 302. DENOMINATIONS.

The Notes shall be issuable only in fully registered form without coupons and in denominations of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

SECTION 303. DEFERRAL RIGHT.

So long as no Event of Default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes (the “Deferral Right”) on one or more occasions for up to five consecutive years (a “Deferral Period”). Any such election by the Company to defer the payment of interest will not constitute an Event of Default, a Default or any other breach under the Indenture and the Notes. Any installment of interest whose payment is deferred pursuant to the Deferral Right provided for in this Section 303 (“Deferred Interest”) will accrue interest at a per annum rate equal to the interest rate then applicable to the Notes (to the extent permitted by applicable law), compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Company pays all accrued and unpaid interest subject to such Deferral Period on the Notes on such date. No Deferral Period may extend beyond the Maturity Date and all accrued and unpaid interest on the Notes as of the Maturity Date, if any, will be due and payable on the Maturity Date.  There shall be no limit on the number of Deferral Periods that may occur. The Company will give the Trustee and the Holders of the Notes notice of its election to commence or continue a Deferral Period at least 10 but not more than 60 days prior to the next Interest Payment Date.  The Trustee shall not be responsible for calculating the amount of any Deferred Interest.

SECTION 304. CALCULATION AGENT.

The Company shall appoint a Calculation Agent on or prior to the Interest Rate Calculation Date applicable to the Initial Interest Rate Reset Date; provided,

however, that the Company shall not be required to appoint a Calculation Agent if the Company has elected to redeem all of the outstanding Notes as of the Initial Interest Rate Reset Date; provided, further, that, if the Company has so elected but does not redeem all of the outstanding Notes on the Initial Interest Rate Reset Date, the Company shall appoint a Calculation Agent not later than the Business Day immediately following the Initial Interest Rate Reset Date. The Company or its Affiliates may assume the duties of the Calculation Agent.

The Calculation Agent will determine the applicable interest rate for each Interest Rate Reset Period as of the applicable Interest Rate Calculation Date.  Promptly upon such determination, the Calculation Agent, if other than the Company or an Affiliate of the Company, will notify the Company of the applicable interest rate for the relevant Interest Rate Reset Period and, provided the Trustee is not the Calculation Agent, the Company will then promptly notify the Trustee of such interest rate. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Rate Reset Period beginning on or after the Initial Interest Rate Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other Person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Company’s principal offices and will be made available to any Holder upon request.

If the 5-Year Treasury Rate cannot be determined pursuant to the method described above, the Company or one of its affiliates, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the 5-Year Treasury Rate, will determine the 5-Year Treasury Rate in its sole discretion, provided that if the Company or one of its affiliates determines there is an industry-accepted successor 5-Year Treasury Rate, then the Company or one of its affiliates will use such successor rate. If the Company or one of its affiliates has determined a substitute or successor base rate in accordance with the foregoing, the Company or one of its affiliates in its sole discretion may determine the business day convention, the definition of Business Day and the Interest Rate Calculation Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the 5-Year Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

SECTION 305. TRANSFER AND EXCHANGE OF DEFINITIVE NOTES FOR DEFINITIVE NOTES.

When Notes in the form of a Definitive Note are presented to the Security Registrar with a request:

(a) to register the transfer of such Definitive Notes; or

(b) to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Security Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

SECTION 306. TRANSFER OF A DEFINITIVE NOTE FOR A BENEFICIAL INTEREST IN A GLOBAL SECURITY.

A Holder of a Definitive Note may exchange such Note for a beneficial interest in a Global Security or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Global Securities for the applicable Series. If no Global Securities are then outstanding, the Company may issue and the Trustee shall authenticate, upon receipt of a Company Order of the Company in the form of an Officer’s Certificate, a new applicable Global Security in the appropriate principal amount.

SECTION 307. TRANSFER AND EXCHANGE OF GLOBAL SECURITIES.

(a) The transfer and exchange of Global Securities or beneficial interests therein shall be effected through the Depositary, in accordance with the Indenture (including applicable restrictions on transfer, if any) and the procedures of the Depositary therefor.  A transferor of a beneficial interest in a Global Security shall deliver to the Security Registrar a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of such Depositary to be credited with a beneficial interest in such Global Security or another Global Security, and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Security, and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Security being transferred.

(b) If the proposed transfer is a transfer of a beneficial interest in one Global Security to a beneficial interest in another Global Security, the Security Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Security to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Security Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Security from which such interest is being transferred.

(c) Notwithstanding any other provisions of this Supplemental Indenture (other than Section 305), a Global Security may not be transferred except as a whole and not in part by the Depositary to a nominee of such Depositary or by a nominee of the Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee to a successor of such Depositary or a nominee of such successor Depositary.

SECTION 308. [RESERVED]

SECTION 309. CANCELLATION OR ADJUSTMENT OF GLOBAL SECURITY.

At such time as all beneficial interests in a Global Security have either been exchanged for Definitive Notes, transferred, redeemed, repurchased or canceled, such Global Security shall be returned by the Depositary to the Trustee for cancellation or retained and canceled by the Trustee.  At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Security, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Security shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the custodian for such Global Security) with respect to such Global Security, by the Trustee or custodian, to reflect such reduction.

SECTION 310. OBLIGATIONS WITH RESPECT TO TRANSFERS AND EXCHANGES OF NOTES.

(a) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee, upon receipt of a Company Order, shall authenticate, Definitive Notes and Global Securities at the Security Registrar’s request.

(b) No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted in the Indenture), but the Company may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon transfers or exchanges pursuant to Sections 205 and 1008 of the Base Indenture).

(c) Prior to the due presentation for registration of transfer of any Note, the Company, the Trustee, the Paying Agent or the Security Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent or the Security Registrar shall be affected by notice to the contrary.

(d) All Notes issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Notes surrendered upon such transfer or exchange.

(e) The Security Registrar and the Trustee may request such evidence as may be reasonably requested by them to determine the identity and signatures of the transferor and the transferee.

SECTION 311. NO OBLIGATION OF THE TRUSTEE.

(a) The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Security, a member of, or a participant in the Depositary (“Agent Members”) or any other Person with respect to the accuracy of the records of the Depositary or their respective nominees or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes.  All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Security).  The rights of beneficial owners in any Global Security shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary.  The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(b) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

SECTION 312. NON-COMPLIANT TRANSFERS NULL AND VOID.

Any purported transfer of a Note, or any interest therein, to a purchaser or transferee that does not comply with the requirements specified in this Article Three shall be of no force and effect and shall be null and void ab initio.

SECTION 313. DEFINITIVE NOTES.

(a) A Global Security deposited with the Depositary or Custodian pursuant to Section 201 may be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Security, in exchange for such Global Security, only if such transfer complies with this Article Three and (1) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Security or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act or otherwise ceases to be eligible as a depositary and, in each case, a successor depositary is not appointed by the Company within 90 days of such notice or after the Company becomes aware of such cessation, or (2) an Event of Default has occurred and is continuing and the Security Registrar has received a request from the Depositary or (3) the Company, in its sole discretion and subject to the procedures of the Depositary, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes under the Indenture.  In addition, any Affiliate of the Company that is a beneficial owner of all or part of a Global Security may have such Affiliate’s beneficial interest transferred to such Affiliate in the form of a Definitive Note, by providing a written request to the Company and the Trustee and such Opinions of Counsel, certificates or other information as may be required by the Indenture or the Company or the Trustee.

(b) Any Global Security that is transferable to the beneficial owners thereof pursuant to this Section 313 shall be surrendered by the Depositary to the Trustee, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Security, an equal aggregate principal amount of Definitive Notes of authorized denominations.  Any portion of a Global Security transferred pursuant to this Section 313 shall be executed, authenticated and delivered only in denominations of U.S.$2,000 or any integral multiples of U.S.$1,000 in excess thereof, registered in such names as the Depositary shall direct.

(c) The registered Holder of a Global Security may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Notes.

(d) In the event of the occurrence of any of the events specified in paragraph (a)(1), (2) or (3) of this Section 313, the Company shall promptly make available to the Trustee a reasonable supply of Definitive Notes in fully registered form without interest coupons.

ARTICLE FOUR
REDEMPTION OF THE NOTES

SECTION 401. OPTIONAL REDEMPTION.

The Company may, at its option and without the consent of any Holder, redeem the Notes, in whole or in part, (1) on any day in the period commencing on and including the date that is 90 days prior to the Initial Interest Rate Reset Date and ending on and including the Initial Interest Rate Reset Date and (2) after the Initial Interest Rate

Reset Date, on any Interest Payment Date, in each case, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date (subject to the right of Holders of the Notes on the relevant Record Date to instead receive such accrued and unpaid interest as provided in Section 1007 of the Indenture).  For the avoidance of doubt, if there is a Tax Event or a Rating Event on or after July 31, 2031, the Company may optionally redeem the Notes in accordance with the optional redemption right in this Section 401 without regard to the additional rights of redemption provided for such Tax Event or Rating Event, as applicable, in the other Sections of this Article Four.

SECTION 402. REDEMPTION ON TAX EVENT.

At any time within 90 days following the occurrence of a Tax Event, the Company may, at its option and without the consent of any Holder, redeem all (but not less than all) of the Notes at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date (subject to the right of Holders of the Notes on the relevant Record Date to instead receive such accrued and unpaid interest as provided in Section 1007 of the Indenture).

SECTION 403. REDEMPTION ON RATING EVENT.

At any time within 90 days following the occurrence of a Rating Event, the Company may, at its option and without the consent of any Holder, redeem all (but not less than all) of the Notes at a Redemption Price equal to 102% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date (subject to the right of Holders of the Notes on the relevant Record Date to instead receive such accrued and unpaid interest as provided in Section 1007 of the Indenture).

ARTICLE FIVE
ADDITIONAL COVENANTS

SECTION 501. DIVIDEND STOPPER UNDERTAKING.

(a) Unless the Company has paid all interest on the Notes that, at such time, has accrued and is payable (including Deferred Interest, if any), the Company will not (i) declare any dividends on its Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Notes, (ii) redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

(b) For purposes of this Section 501:

(i) “Dividend Restricted Shares” means, collectively, the Company’s Preferred Shares or Class A Voting Shares or Class B Non-Voting Shares;

(ii) “Parity Notes” means any class or series of the Company’s debt securities or other indebtedness of the Company for borrowed money outstanding on the date hereof or hereafter created which ranks on parity with the Notes as to distributions upon liquidation, dissolution or winding-up; and

(iii) “Permitted Purchase” means a redemption, purchase or other retirement for value of any Dividend Restricted Shares or Parity Notes (A) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares or (B) with respect to Dividend Restricted Shares, (x) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by the Company (other than from a Subsidiary of the Company), (y) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith or (z) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares of the Company.

SECTION 502. [RESERVED]

SECTION 503. WAIVER OF CERTAIN COVENANTS.

Pursuant to Section 909 of the Indenture, but subject to Section 412 and Section 802 of the Indenture, the Company may omit in any particular instance to comply with any covenant or provision thereof and any covenant or provision in Sections 501 or 502 of this Supplemental Indenture if, before or after the time for such compliance, the Holders of the Notes at the time Outstanding shall, by Holder Direction, waive such compliance in such instance with such covenant or provision, but no such waiver shall extend to or affect such covenant or provision except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or provision shall remain in full force and effect.

ARTICLE SIX
REMEDIES UPON BANKRUPTCY AND INSOLVENCY

SECTION 601. ADDITIONAL EVENT OF DEFAULT.

In addition to the Events of Default set forth in Section 401 of the Indenture, “Event of Default”, wherever used herein and in the Indenture with respect to the Notes, includes any of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) the Company pursuant to or under or within the meaning of any Bankruptcy Law:

(i)    commences a voluntary case or proceeding;

(ii)   consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

(iii)  consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv)  makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

(v)   files a petition in bankruptcy or an answer or consent seeking reorganization or relief; or

(vi)  consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian; or

(b) a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Company or any Restricted Subsidiary, and such Bankruptcy Order remains unstayed and in effect for 60 consecutive days; or

(c) a Custodian shall be appointed out of court with respect to the Company, or with respect to all or any substantial part of the property of the Company and, if the Company shall be contesting such appointment in good faith, such appointment continues for 90 consecutive days.

SECTION 602. ACCELERATION OF MATURITY.

If an Event of Default specified above in Section 601(a), Section 601(b) or Section 601(c) has occurred and is continuing, then the principal amount of the Notes then outstanding will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

ARTICLE SEVEN
SUBORDINATION OF NOTES

SECTION 701. NOTES SUBORDINATED TO SENIOR INDEBTEDNESS.

(a) The Company covenants and agrees, and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees, that the indebtedness represented by the Notes and the payment of the principal, premium, if any, and interest on each and all of the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in clause (b) of this Section 701.

(b) In the event (x) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, or, (y) subject to the provisions of Section 702, that (A) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Indebtedness (without giving effect to any cure period with respect thereto), or (B) there shall have occurred an event of default (other than a default of the type specified in subclause (A) of this clause (b)(y)) in respect of any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders of such Senior Indebtedness to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (A) and (B) of this clause (b)(y) such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (z) that the principal of the Notes or of any other Securities of any Series shall have been declared due and payable pursuant to Section 402 of the Indenture and such declaration of acceleration shall not have been rescinded and annulled as provided in the Indenture, then:

(i)  the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, before the Holders of any of the Notes are entitled to receive a payment on account of the principal of, or interest or premium (if any) on, the indebtedness evidenced by the Notes, including, without limitation, any payments made pursuant to any redemption of the Notes or purchase of the Notes for cancellation;

(ii) any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, to which the Holders of any of the Notes or the Trustee would be entitled except for the provisions of this Section 701 shall be paid or delivered by the person making such payment or distribution, whether a Custodian or otherwise, directly to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness, before any payment or distribution is made to the holders of the indebtedness evidenced by the Notes or to the Trustee under the Indenture or this Supplemental Indenture; and

(iii) in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, in respect of principal of or interest on the Notes or in connection with any repurchase by the Company of the Notes, shall be received by the Trustee or the Holders of any of the Notes before all Senior Indebtedness is paid in full, such payment or distribution in respect of principal of, or interest or premium (if any) on, the Notes or in connection with any redemption or repurchase by the Company of the Notes shall be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

SECTION 702. DISPUTES WITH HOLDER OF CERTAIN SENIOR INDEBTEDNESS.

Any failure by the Company to make any payment on or perform any other obligation under Senior Indebtedness, other than any indebtedness incurred by the Company or assumed or guaranteed, directly or indirectly, by the Company for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this Section 702 shall have been waived by the Company in the instrument or instruments by which the Company incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default under subclause (A) or an event of default under subclause (B), as applicable, of Section 701(b)(y) of this Supplemental Indenture if (a) the Company shall be disputing its obligation to make such payment or perform such obligation and (b) either (i) no final judgment relating to such dispute shall have been issued against the Company which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, or (ii) in the event of a judgment that is subject to further review or appeal has been issued, the Company shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

SECTION 703. SUBROGATION.

Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all obligations of the Company which by their express terms are subordinated to Senior Indebtedness of the Company to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and as between the Company, its creditors other than holders of such Senior Indebtedness and the Holders, no such payment or distribution made to the holders of Senior Indebtedness by virtue of this Article that otherwise would have been made to the Holders shall be deemed to be a payment by the Company on account of such Senior Indebtedness, it being understood that the provisions of this Article are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Senior Indebtedness, on the other hand.

SECTION 704. RELATIVE RIGHTS NOT OTHERWISE IMPAIRED.

(a) Nothing contained in this Article is intended to or shall impair, as among the Company, its creditors (other than the holders of Senior Indebtedness) and the Holders, the obligation of the Company to pay to the Holders the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

(b) Upon payment or distribution of assets of the Company referred to in this Article, the Trustee and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any such dissolution, winding up, liquidation or reorganization proceeding affecting the affairs of the Company is pending or upon a certificate of the Custodian or other person making any payment or distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 705. EFFECTUATION OF SUBORDINATION BY TRUSTEE; WAIVER OF CONFLICTS.

Each Holder by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article and appoints the Trustee as its attorney-in-fact for any and all such purposes. This appointment shall be irrevocable.

The Company and each Holder (by its acceptance thereof) acknowledge that the Trustee acts, and may in the future act, as trustee with respect to Senior Indebtedness and hereby waive any material conflict that may arise from such appointment. Notwithstanding anything else in this Supplemental Indenture or the Indenture (including, but not limited to, Article Four of the Indenture), the Holders may not direct the Trustee to take any action to enforce the payment of the principal of (or premium, if any) or interest on the Notes unless and until the Company has been fully released and discharged from its obligations under the Senior Indebtedness by the Senior Creditors.

SECTION 706. KNOWLEDGE OF TRUSTEE.

Notwithstanding the provisions of this Article or any other provisions of this Supplemental Indenture or the Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until a Responsible Officer of the Trustee in the Corporate Trust Office shall have received written notice thereof mailed or otherwise delivered to the Trustee from the Company, any Holder of any Securities of any Series, any paying agent or the holder or representative of any class of Senior Indebtedness referencing the Indenture, this Supplemental Indenture and the Notes.

SECTION 707. TRUSTEE MAY HOLD SENIOR INDEBTEDNESS.

The Trustee shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Article or any other provisions of this Supplemental Indenture or the Indenture shall deprive the Trustee of any of its rights as such holder.

SECTION 708. RIGHTS OF SENIOR INDEBTEDNESS NOT IMPAIRED.

(a) No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any noncompliance by the Company with the terms, provisions and covenants of the Indenture or this Supplemental Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

(b) With respect to the holders of Senior Indebtedness, (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Supplemental Indenture, (ii) the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Supplemental Indenture, (iii) no implied covenants or obligations shall be read into this Supplemental Indenture against the Trustee and (iv) the Trustee shall not be deemed to be a fiduciary as to such holders.

SECTION 709. ARTICLE APPLICABLE TO PAYING AGENTS.

In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term Trustee as used in this Article shall in such case (unless the context shall require otherwise) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that Section 706 and Section 707 of this Supplemental Indenture shall not apply to the Company if it acts as its own Paying Agent.

SECTION 710. TRUSTEE COMPENSATION AND INDEMNITY NOT PREJUDICED.

Nothing in this Article shall apply to claims of, or payments to, the Trustee pursuant to Section 507 of the Indenture.

ARTICLE EIGHT
AMENDMENTS TO INDENTURE

SECTION 801. AMENDMENT TO INDENTURE SECTION 115.

For purposes of the Notes issued under this Supplemental Indenture, Section 115 is hereby amended by adding the following:

“The Company irrevocably consents to the nonexclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States of America, and any appellate court from any thereof, and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought by the Trustee or Holders of the Notes in connection with this Supplemental Indenture or the Notes. The Company irrevocably waives, to the fullest extent permitted by law, any objection to any suit, action or proceeding that may be brought in connection with this Supplemental Indenture or the Notes in such courts on the grounds of venue or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment; provided that service of process is effected upon the Company in the manner provided by the Indenture.”

SECTION 802. AMENDMENT TO INDENTURE SECTION 302.

For purposes of the Notes issued under this Supplemental Indenture, Section 302 is hereby amended by amending and restating clause (C) with the following:

“The Company’s right of redemption under Section 402 of the Supplemental Indenture,”.

SECTION 803. AMENDMENT TO INDENTURE SECTION 906.

For purposes of the Notes issued under this Supplemental Indenture, Section 906 is hereby amended by amending and restating it with the following:

“(a) The Company shall supply without cost to each Holder of the Securities, and file with the Trustee within 30 days after the Company is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (collectively, the “Financial Reports”); provided, however, that the Company need not furnish any such information, documents or reports to the extent they are made publicly available on SEDAR+ or EDGAR or any other website maintained by the securities regulatory authorities in Canada or the Commission. Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of the Company on SEDAR+ or EDGAR or any other applicable website, it being understood that, due to the public availability of the information contained on such websites, any Person, including without limitation any Holder of the Securities, may obtain such information directly from such website copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

(b) If the Company is not required to file with the Commission the Financial Reports, the Company shall furnish (without cost) to each Holder of the Securities then outstanding, and file with the Trustee (i) within 120 days of the end of each fiscal year, its audited year-end financial statements prepared in accordance with GAAP (whether or not the Company is a public reporting company at the time) and (ii) within 60 days of the end of each of the first three fiscal quarters of each fiscal year, unaudited financial statements for the interim period as at, and for the period ending on, the end of such fiscal quarter prepared in accordance with GAAP (whether or not the Company is a public reporting company at the time).  The Company shall also make such reports available to prospective purchasers of the Securities, securities analysts and broker-dealers upon their request.

(c) The obligations of the Company set forth in the foregoing clause (b) of this Section 906 will be deemed satisfied if any parent entity of the Company has delivered to the Trustee (including by making such Financial Reports publicly available on SEDAR or EDGAR) the Financial Reports required in the preceding paragraph of this Section 906, that would otherwise be required to be provided in respect of the Company, with respect to such parent entity; provided that such obligations will only be deemed to be satisfied if, and for so long as, such parent entity furnishes to the Trustee (either in or with a copy of such financial statements) “summary financial information” as defined in Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (or substantially equivalent financial information provided for in any successor provision thereto in NI 51-102 or any successor instrument) for the parent entity for the periods covered by such financial statements with a separate column for (i) the parent entity, (ii) the Company, (iii) all Guarantors (on a combined basis), (iv) any other subsidiaries of the parent entity (on a combined basis), (v) consolidating adjustments and (vi) total consolidated amounts.

(d) Delivery of reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s or the Guarantor’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely conclusively on Officer’s Certificates).”

SECTION 804. [RESERVED]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,
By	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

By	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

Signature page to the Third Supplemental Indenture

THE BANK OF NEW YORK MELLON, as Trustee
By	/s/ April Bradley
	Name:	April Bradley
	Title:	Agent

Signature page to the Third Supplemental Indenture